October 9, 2024

Eric d'Esparbes
Chief Financial Officer
Biora Therapeutics, Inc.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

        Re: Biora Therapeutics, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed September 3, 2024
Dear Eric d'Esparbes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Aaron Briggs